UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

USA Technologies, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

90328S401

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a. ☐ Rule 13d-1(b)

b. ☒ Rule 13d-1(c)

c. ☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328S401

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Cranshire Capital, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.0% (see Item 4)
(12)	Type of reporting person (see instructions) PN

CUSIP No. 90328S401

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Downsview Capital, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.0% (see Item 4)
(12)	Type of reporting person (see instructions) CO; HC

CUSIP No. 90328S401

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Mitchell P. Kopin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,514,634
(7) Sole dispositive power 0
(8) Shared dispositive power 1,514,634
(9)	Aggregate amount beneficially owned by each reporting person 1,514,634 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 4.4% (see Item 4)
(12)	Type of reporting person (see instructions) IN; HC

CUSIP No. 90328S401

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Cranshire Capital Advisors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,514,634
(7) Sole dispositive power 0
(8) Shared dispositive power 1,514,634
(9)	Aggregate amount beneficially owned by each reporting person 1,514,634 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 4.4% (see Item 4)
(12)	Type of reporting person (see instructions) OO

This Amendment No. 1 is being filed jointly by the Reporting Persons (as defined below) and amends the Schedule 13G initially filed by the Reporting Persons (other than CCA (as defined below)) with the Securities and Exchange Commission (the “SEC”) on March 24, 2011 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Amendment No. 1 is being filed on behalf of (i) Cranshire Capital Advisors, LLC, a Delaware limited liability company (“CCA”), (ii) Cranshire Capital, L.P., an Illinois limited partnership (“Cranshire Capital”), (iii) Downsview Capital, Inc., an Illinois corporation (“Downsview”) and (iv) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin,” together with CCA, Cranshire Capital and Downsview, the “Reporting Persons”).

CCA serves as the investment manager to each of (i) Cranshire Capital, (ii) Cranshire Capital Master Fund, Ltd., a Cayman Islands exempted company (“Cranshire Capital Master Fund”) and (iii) a managed account (the “Managed Account”). In such capacity, CCA exercises voting and investment power over the shares of Common Stock held for the account of each of Cranshire Capital, Cranshire Capital Master Fund and the Managed Account.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 and any subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 3100 Dundee Road, Suite 703, Northbrook, Illinois 60062.

Item 4.	Ownership.

(a) and (b):

(i) As of the close of business on December 31, 2011, each of CCA and Mr. Kopin may be deemed to have beneficial ownership of 1,514,634 shares of Common Stock, which consists of (i) 29,419 shares of Common Stock held for the account of Cranshire Capital Master Fund, (ii) 26,392 shares of Common Stock held for the account of the Managed Account, (iii) 165,073 shares of Common Stock issuable upon exercise of the Public Warrants, (iv) 1,184,739 shares of Common Stock issuable upon exercise of the Warrant and (v) 109,011 shares of Common Stock issuable upon exercise of the Managed Account Warrant, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 4.4% of the Common Stock, based on (1) 32,682,808 shares of Common Stock issued and outstanding on December 1, 2011 as disclosed in the Form 424B3 Prospectus filed by the Issuer on December 20, 2011, plus (2) 165,073 shares of Common Stock issuable upon exercise of the Public Warrants, (3) 1,184,739 shares of Common Stock issuable upon exercise of the Warrant and (4) 109,011 shares of Common Stock issuable upon exercise of the Managed Account Warrant.

(ii) As of the close of business on December 31, 2011, each of Cranshire Capital and Downsview may be deemed to have beneficial ownership of no shares of Common Stock.

(c) (i) Number of shares as to which each of CCA and Mr. Kopin has:

(i) Sole power to vote or to direct the vote: 0 .

(ii) Shared power to vote or to direct the vote 1,514,634 .

(iii) Sole power to dispose or to direct the disposition of 0 .

(iv) Shared power to dispose or to direct the disposition of 1,514,634 .

(ii) Number of shares as to which each of Cranshire Capital and Downsview has:

(i) Sole power to vote or to direct the vote: 0 .

(ii) Shared power to vote or to direct the vote 0 .

(iii) Sole power to dispose or to direct the disposition of 0 .

(iv) Shared power to dispose or to direct the disposition of 0 .

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒ .

EXPLANATORY NOTE: Each of the Reporting Persons (other than CCA) has ceased to be the beneficial owner of more than 5 percent of the class of securities. CCA has never been the beneficial owner of more than 5 percent of the class of securities.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

CRANSHIRE CAPITAL, L.P.

By:	Downsview Capital, Inc., its general partner

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

CRANSHIRE CAPITAL ADVISORS, LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Managing Member

/s/ Mitchell P. Kopin
Mitchell P. Kopin

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2012

CRANSHIRE CAPITAL, L.P.

By:	Downsview Capital, Inc., its general partner

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

CRANSHIRE CAPITAL ADVISORS, LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Managing Member

/s/ Mitchell P. Kopin
Mitchell P. Kopin